UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

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CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Formula Systems (1985) Ltd. (“Formula”) hereby notifies the holders of Formula’s ordinary shares, nominal value NIS 1.00 per share (“Ordinary Shares”) (including Ordinary Shares represented by American Depositary Shares) that it will hold a special general meeting of shareholders (the “Meeting”) at Formula’s offices, located at 5 HaPlada Street, Or-Yehuda, Israel, at 2:00 p.m. (Israel time) on Friday, January 4, 2019. The record date for the determination of the holders of Ordinary Shares entitled to vote at the Meeting is Tuesday, December 4, 2018.

The formal notice and proxy statement, and proxy card, for the Meeting are furnished as exhibits to this Report of Foreign Private Issuer on Form 6-K, as listed below:

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to Formula Systems (1985) Ltd. Special General Meeting of Shareholders.
99.2	Proxy Card with respect to Formula Systems (1985) Ltd. Special General Meeting of Shareholders.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: November 30, 2018	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer

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Exhibit Index

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to Formula Systems (1985) Ltd. Special General Meeting of Shareholders.
99.2	Proxy Card with respect to Formula Systems (1985) Ltd. Special General Meeting of Shareholders.

FORMULA SYSTEMS (1985) LTD.

5 HaPlada Street, Or Yehuda 6021805, Israel

November 30, 2018

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 4, 2019

________________________

Formula Systems (1985) Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of Shareholders, or the Meeting, of Formula Systems (1985) Ltd., or the Company, to be held at 2:00 p.m. (Israel time) on Friday, January 4, 2019 at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel, for the following purposes:

1.

To elect Mr. Ohad Melnik to our Company’s Board of Directors, or the Board, in replacement of Ms. Dafna Cohen, to hold office until our next annual general meeting of shareholders and until his successor is duly elected;

2.

To re-elect Ms. Iris Yahal to the Board as an external director, for a term of three years from the date of the Meeting, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law; and

3.

To re-elect Mr. Eli Zamir to the Board as an external director, for a term of three years from the date of the Meeting, subject to, and in accordance with, the provisions of the Companies Law.

Our Board recommends that you vote in favor of the above proposals, which are described in the proxy statement attached to this notice. The proxy statement and a related proxy card are being furnished to the Securities and Exchange Commission, or SEC, in a report of foreign private issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at http://www.formulasystems.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Monday, December 10, 2018, at the registered office of the Company, 5 HaPlada Street, Or Yehuda 6021805, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-538-9487.  Holders of record of our ordinary shares (including ordinary shares represented by American Depositary Shares, or ADSs) at the close of business on Tuesday, December 4, 2018 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

If voting by mail, the proxy must be received at our registered office at least six (6) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the proposals described above (provided, that in the case of Proposals 2 and 3, you confirm on your proxy card that you do not have a conflict of interest with respect to the approval of those proposals, as described further in the accompanying proxy statement and proxy card). If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may vote their shares in person at the Meeting, by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or they may send such certificate, along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Chief Financial Officer.  Alternatively, shares held through a member of the TASE may be voted by means of an electronic vote, through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until 8:00 a.m., Israel time, on Friday, January 4, 2019 (that is six (6) hours before the Meeting).You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

If your shares are represented by ADSs, you should complete the enclosed voting instruction form to direct the depositary for the ADSs, BNY Mellon, to vote the number of shares represented by your ADSs in accordance with the instructions that you provide. If your ADSs are held in “street name”, through a bank, broker or other nominee, you should follow the instructions in the proxy statement as to how direct such bank, broker or other nominee to arrange for the depositary to vote the ordinary shares represented by your ADSs in accordance with your voting instructions.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Chief Financial Officer, email: ir@formula.co.il no later than December 24, 2018. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Sincerely,

Guy Bernstein

Chief Executive Officer

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FORMULA SYSTEMS (1985) LTD.

5 HaPlada Street, Or Yehuda 6021805, Israel

+972-3-538-9487

         _____________________________

PROXY STATEMENT

         _____________________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 4, 2019

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Formula Systems (1985) Ltd., to which we refer as Formula or the Company, to be voted at a Special General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.  The Meeting will be held at 2:00 p.m. (Israel time) on Friday, January 4, 2019, at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel.

This Proxy Statement, the attached Notice of Special General Meeting of Shareholders, and the related proxy card or voting instruction form are being made available or distributed (as appropriate) to holders of Formula ordinary shares, par value NIS 1.00 per share, or ordinary shares, including ordinary shares that are represented by American Depositary Shares, or ADSs, on a one-for-one basis, on or about December 5, 2018.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on December 4, 2018, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.

To elect Mr. Ohad Melnik to the Board in replacement of Ms. Dafna Cohen, to hold office until our next annual general meeting of shareholders and until his successor is duly elected;

2.

To re-elect Ms. Iris Yahal to the Board as an external director, for a term of three years from the date of the Meeting, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law; and

3.

To re-elect Mr. Eli Zamir to the Board as an external director, for a term of three years from the date of the Meeting, subject to, and in accordance with, the provisions of the Companies Law.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Our Annual Report on Form 20-F for the year ended December 31, 2017, including our 2017 audited consolidated financial statements, as well as our unaudited consolidated financial statements for the nine months ended September 30, 2018, are available at the “Investor Relations” portion of our website, at www.formulasystems.com. To receive a printed copy of either such document via mail at no charge, please contact us at 5 HaPlada Street, Or Yehuda 6021805, Israel, tel: +972-3-538-9487, e-mail: ir@formula.co.il.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of Proposals 1 through 3.

Quorum

On November 15, 2018, we had 15,308,958 ordinary shares issued and outstanding, of which 159,652 were represented by ADSs. The foregoing number of issued and outstanding ordinary shares excludes 568,840 ordinary shares that we repurchased (24,780 in 2002 and 543,840 in 2011), as under applicable Israeli law, shares that are held by the Company have no voting rights. Each ordinary share (including an ordinary share represented by an ADS) outstanding as of the close of business on the record date, December 4, 2018, is entitled to one vote upon each of the matters to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. If 25% of our voting power is not present within one half-hour of the time designated for the adjourned meeting, any two shareholders attending in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Tuesday, December 4, 2018.You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Tuessday, December 4, 2018, or which appear in the participant listing of a securities depository on that date. If you hold ADSs (whether the ADSs are registered directly in your name or are held in “street name”) as of that date, you are entitled to receive notice of the Meeting and to direct the depositary for the ADSs, The Bank of New York Mellon, as to how to vote the ordinary shares represented by your ADSs at the Meeting.

How You Can Vote

You can vote your ordinary shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will need to complete and execute proxy cards (accessible at the Company’s website) and submit them to the Company. Holders of shares in “street name” through a TASE member will vote via a proxy card, but through a different procedure (as described below) or by electronic voting via the electronic voting system of the Israel Securities Authority. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms in order to instruct the Depositary how to vote (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form), you can submit your vote by completing, signing and submitting a proxy card, which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless our registrar and transfer agent receives it in the enclosed envelope by 11:59 a.m., Eastern time, on Wednesday, January 2, 2019, or we receive it at our principal executive offices at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Chief Financial Officer, e-mail: ir@formula.co.il, at least six hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Friday, January 4, 2019 ). The Chairman of the Meeting may waive that six-hour deadline.

Shareholders Holding Through the TASE

If you hold ordinary shares through a bank, broker or other nominee that is admitted as a member of the TASE, your shares can be voted in one of the following three manners: (i) by attending the Meeting and voting in person; (ii) by sending in your vote in advance of the Meeting; or (iii) by voting electronically in advance of the Meeting via the electronic voting system of the Israel Securities Authority. Each of these possibilities is described further in the next paragraph.

If you hold ordinary shares via a member of the TASE you may vote your shares in person at the Meeting, by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares (an “ishur baalut”). In the alternative, you may vote in advance of the Meeting by sending that proof-of-ownership certificate, along with a duly executed proxy card (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Chief Financial Officer. If you utilize that method, your vote must be received by us at least six hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Friday, January 4, 2019). The Chairman of the Meeting may waive that six-hour deadline. As a third possibility, you may vote electronically in advance of the Meeting through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until six (6) hours before the Meeting, that is, until 8:00 a.m., Israel time, on Friday, January 4, 2019.

If you hold your shares through a TASE member and you voted in advance of the Meeting and seek to change or revoke your vote, then (i) if you sent in your vote (together with proof of ownership) originally to the Company, you can send in a later-dated proxy card and proof of ownership to the Company, or (ii) if you voted originally via the electronic voting system of the Israel Securities Authority, you may change or revoke your vote using the electronic voting system. In either case, you must complete the revocation of your vote before the deadline for submitting a vote (which is described above).

Holders of ADSs

Under the terms of the Deposit Agreement by and among our Company, The Bank of New York Mellon, as depositary, or the Depositary, and the holders of our ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with applicable law and the Articles of Association of our Company) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for the Depositary to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by the Depositary for such purpose, the Depositary shall vote the shares represented by such ADSs in accordance with the recommendation of the Board of Directors of our Company as advised by our Company in writing, except that the Depositary shall not vote the shares represented by ADSs with respect to any matter as to which we inform the Depositary (we have agreed to provide that information as promptly as practicable in writing, if applicable) that (x) we do not wish the Depositary to vote, or (y) the matter materially and adversely affects the rights of holders of our ordinary shares.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple voting instruction forms. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name should complete, sign, date and return one proxy card for each name in which shares are held.

Vote Required for Approval of Each Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal.

In addition, the approval of each of Proposals 2 and 3 requires that one of the following two voting requirements be met:

●

the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as defined below) and do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest,” as defined below) (except for a conflict of interest that does not arise from a relationship with a controlling shareholder) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●

the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of a company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer (referred to under the Companies Law as a general manager). A controlling shareholder does not include a shareholder whose power derives solely from his or her position as a director of a company or from any other position with the company.

A “personal interest” of a shareholder (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card or voting instruction form) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of a company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Votes cast by controlling shareholders and shareholders with conflicts of interest are counted for purposes of determining whether a quorum is present with respect to Proposals 2 and 3 and whether an ordinary majority has approved each of those proposals; however, the vote of any such shareholders will not be counted towards or against the special majority requirement described in the first bullet point above or towards the two percent (2%) threshold described in the second bullet point above.

In the case of each of Proposals 2 and 3, a shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate via a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of such proposal, and failure to do so disqualifies the shareholder from participating in the vote on such proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of those proposals (and to therefore be counted towards or against the special majority required for approval of those proposals), check the box “FOR” in each of Items 2A and 3A on the accompanying proxy card or voting instruction form when you record your vote on Proposals 2 and 3, respectively. If you believe that you are a controlling shareholder or have such a conflict of interest and you wish to participate in the vote on Proposal 2 or 3, you should check the box “AGAINST” on Item 2A or Item 3A, as applicable, on the enclosed proxy card or voting instruction form. In that case, your vote on Proposal 2 and/or Proposal 3 will be counted towards or against the ordinary majority required for the approval of Proposal 2 and/or Proposal 3, but not towards or against the special majority required for approval of those proposals.

Various Voting Scenarios

If you provide specific instructions (mark boxes) with regard to any of the proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board, “FOR” Proposal 1. If you sign and return your proxy card or voting instruction form but do not provide any instructions with respect to Proposals 2 or 3, however, you will be deemed to have not voted on those proposals (unless you confirm whether or not you are a controlling shareholder or have a conflict of interest in the approval of the proposal, in which case your shares will be voted “FOR” those proposals). The proxy holders will vote in their discretion on any other matters that properly come before the Meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the Meeting if you do not return your proxy card or voting instruction form to instruct your broker or the Depositary how to vote. For all proposals, a broker (or the Depositary, as applicable) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Where a beneficial owner has not provided voting instructions with respect to particular proposal(s) only, and a broker may not, therefore, instruct the Depositary to cast a vote with respect to those proposal(s) (commonly referred to as “broker non-votes”), the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purposes of voting on the proposals for which instructions were not provided. Such shares have no impact on the outcome of the voting on any proposal for which instructions were not provided.

Solicitation of Proxies

A form of proxy for use at the Meeting or a voting instruction form for directing the Depositary, has been filed publicly or mailed to you (as appropriate).  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Proxies are being made available to shareholders on or about Tuesday, December 4, 2018. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company website, www.formulasystems.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of November 15, 2018.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	5,849,819	39.7%
Guy Bernstein (4)	1,971,973	13.4%
Menora Mivtachim Holdings Ltd.(5)	1,022,196	6.9%
Psagot Investment House Ltd. (6)	773,543	5.3%
Clal Insurance Enterprises Holdings Ltd. (7)	1,190,240	8.1%
Meitav Dash Investments Ltd. (8)	764,922	5.2%
Yelin Lapidot Holdings Management Ltd. (9)	767,914	5.2%
Phoenix Holdings Ltd. (10)	909,947	6.2%
Harel Insurance Investments & Financial Services Ltd.(11)…………………………………………….	758,700	5.4%
All directors and executive officers as a group (8 persons) (12)	1,985,306	13.4%

________________

* Less than 1%

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)

The percentages shown are based on 14,740,338 ordinary shares (including shares represented by ADSs) issued and outstanding as of November 15, 2018, 2018.

(3)

Based on Amendment No. 3 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on October 19, 2017.  Includes 1,971,973 ordinary shares owned by Mr. Guy Bernstein, with respect to which Asseco currently possesses the voting rights pursuant to a voting agreement between Asseco and Mr. Bernstein.  Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)

Based on Amendment No. 2 to Schedule 13D filed by Mr. Bernstein with the SEC on October 19, 2017.  Consists of (a) (i) 260,040 ordinary shares, and (ii) an additional 1,122,782 ordinary shares, all of which are held in trust for Mr. Bernstein, and (b) an additional 589,151 ordinary shares, of which (iii) 297,451 are held by Mr. Bernstein and (iv) 291,700 are held in trust for Mr. Bernstein.  Asseco currently possesses the voting rights to all such shares pursuant to a voting agreement between Asseco and Mr. Bernstein.

(5)

Based on written notification received from Menora Mivtachim Holdings Ltd., or Menora Holdings, subsequent to the filing by such shareholder of Amendment No. 4 to Schedule 13G on February 14, 2018.  Such ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(6)

Based on written notification received from Psagot Investment House Ltd., or Psagot, , subsequent to the filing by such shareholder of Amendment No. 1 to Schedule 13G on February 12, 2018.  The ordinary shares beneficially owned by Psagot are held by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd.  Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., Psagot Provident Funds and Pension Ltd. is a wholly-owned subsidiary of Psagot Investment House Ltd.  The Psagot subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any such ordinary shares is held for the benefit of the owners of portfolio accounts, the holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, or pension funds, as the case may be. Each of Psagot and Psagot subsidiaries disclaims beneficial ownership of any such ordinary shares.

(7)

Based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, subsequent to the filing by such shareholder of Amendment No. 1 to Schedule 13G on February 14, 2018. Clal is a publicly-held Israeli corporation.  The majority outstanding shares of Clal are held by a trustee appointed by the Israeli Supervisor of Capital Markets, Insurance and Savings on behalf of IDB Development Corporation Ltd., or IDB, pending IDB’s sale of its controlling interest in Clal.  The ordinary shares held by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions.

(8)

Based on written notification received from Meitav Dash Investments Ltd., or Meitav Dash, subsequent to the filing by such shareholder of Schedule 13G on January 8, 2018.

(9)

Based on written notification received from Yelin Lapidot Holdings Management Ltd., or Yelin, subsequent to the filing by such shareholder of Amendment No. 1 to Schedule 13G on January 31, 2018.  The ordinary shares beneficially owned by Yelin are held by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin Holdings. Messrs.  Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Holdings, and are responsible for the day-to-day management of Yelin Holdings.  The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Messrs. Yelin and Lapidot, Yelin Holdings, Yelin Provident and Yelin Mutual disclaims beneficial ownership of the subject ordinary shares.

 (10)

Based on written notification received from Phoenix Holdings Ltd., or Phoenix Holdings, subsequent to the filing by such shareholder of Amendment No. 1 to Schedule 13G on February 20, 2018.  The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries.  The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions.  Phoenix Holdings is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder are held by the public.

 (11)

Based on a Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd., or Harel, with the SEC on November 5, 2018. Of the 758,700 ordinary shares reported as beneficially owned by Harel, (i) 691,944 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which operates under independent management and makes independent voting and investment decisions, and (ii) 66,756 ordinary shares are beneficially held for Harel’s own account. Consequently, Harel does not admit that it is the beneficial owner of more than 66,756 ordinary shares.

 (12)

Includes the shares described in note (4) above and 13,333 vested restricted shares granted to Asaf Berenstein, the Company’s Chief Financial Officer, on November 13, 2014 and on August 17, 2017 under the Company’s 2011 Plan.  An additional 6,667 restricted shares remain subject to restriction. Besides Mr. Bernstein and Mr. Berenstin, none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

PROPOSAL 1

ELECTION OF NEW DIRECTOR IN REPLACEMENT OF EXISTING DIRECTOR

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board of Directors, or the Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that we may have no fewer than three and no more than 11 directors, as may be determined from time to time at a general meeting of shareholders. Our Board of Directors currently consists of five directors, including two external directors appointed in accordance with the Companies Law whose terms are expiring and who are subject to re-election under Proposals 2 and 3. Our directors, other than the external directors, are elected at each annual general meeting of shareholders and generally serve until the next annual general meeting, unless earlier removed or replaced.  All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms. Our Board of Directors may temporarily fill vacancies in the Board until the next annual general meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our Articles of Association.

Our Board has determined to nominate a prospective new director for election by the Company’s shareholders at the Meeting— Mr. Ohad Melnik. If elected, he will replace Ms. Dafna Cohen on the Board. Ms. Cohen has served on the Board since October 2009, as a member of our audit committee since January 2011 and as a member of our compensation committee since July 2013.  The Board has expressed its appreciation to Ms. Cohen for her loyal service to the Company during these periods of time. If elected, Mr. Melnik is expected to be appointed by the Board to the audit and compensation committees of the Board, thereby filling Ms. Cohen’s spot on those committees as well.  Mr. Melnik, whose professional background is described below, has advised the Company (and provided the requisite declaration under the Companies Law) that he is willing, able and ready to serve as a director if elected. Under our Articles of Association, if elected, Mr. Melnik will serve for an initial term until our next (i.e., 2019) annual general meeting of shareholders, at which time he will be eligible to be nominated for reelection to the Board (if the Board so determines). We do not have any understanding or agreement with respect to the future election of Mr. Melnik.

It is intended that proxies (other than those directing the proxy holders to vote against the election of the nominee) will be voted for the election of the nominee as a director in replacement of Ms. Cohen.

Biographical Information Concerning the Nominee for Director

Ohad Melnik has served as the director of the payment methods department and the finance compliance department of IFOREX International Group since 2004. From 2002 through 2004, Mr. Melnik served as the security officer and logistic planner of Danagis Ltd. In addition, from 2008 through 2015, Mr. Melnik served as a director of Peninsula Group Ltd. From 2012 through 2015 Mr. Melnik served as a director of Jerusalem Technology Investments Ltd. Mr. Melnik holds a B.A. degree in business administration and an M.B.A. degree (cum laude) from the College of Management. Mr. Melnik also graduated from the Executive MS Finance Program of the Baruch College, City University of New York (with Honors).

Proposed Resolution

It is proposed that at the Meeting, the following resolution be adopted pursuant to Proposal 1:

 “RESOLVED, that the initial election of Mr. Melnik as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected or until his earlier resignation or removal, in replacement of Ms. Dafna Cohen, whose term of service on the Board will conclude at the Meeting, be, and hereby is, approved in all respects.” Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares (including ordinary shares represented by ADSs) represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter (excluding abstentions and broker non-votes), is required to elect Mr. Melnik in replacement of Ms. Dafna Cohen as a director serving on the Board.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the election of the new director nominee in replacement of our existing director identified above.

PROPOSALS 2 AND 3

RE-ELECTION OF EXTERNAL DIRECTORS

Background

Companies Law Requirements for External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with securities listed on the NASDAQ Global Select Market, are generally required (unless exempted, which exemption does not apply to a company such as ours that has a controlling shareholder) to elect at least two external directors who meet the qualification requirements in the Companies Law.

A person may not serve as an external director of a company if the person is a relative of a controlling shareholder of the company or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinated, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of: (1) the company; (2) any person or entity controlling the company on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the company or by the company’s controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in a company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights, or the senior financial officer as of the date of the person’s appointment.

The term “affiliation” includes any of the following:

●	an employment relationship;
●	a business or professional relationship maintained on a regular basis (excluding insignificant relationships);
●	control; and
●

service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent; and the spouse of each of the foregoing.

The term “office holder” is defined as including each of the following: a general manager (chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title; a director; and a manager who is directly subordinated to the general manager.

In addition, a person may not serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise (in each case, as defined under the Companies Law regulations), and that at least one external director serving at a given time for the company must have financial and accounting expertise. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The term of office for external directors of Israeli companies traded on certain non-Israeli stock exchanges, including the NASDAQ Global Select Market, may be extended indefinitely in increments of additional three-year terms, provided that for any such extension, certain requirements are met (including special majority vote requirements) and certain disclosures are provided to the shareholders, as we have done below concerning our external director nominees.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Our External Director Nominees

In April 2013 and again in December 2015, each of Ms. Iris Yahal and Mr. Eli Zamir was elected and re-elected as an external director for a first and second (respectively) three-year term. In considering re-nominating Ms. Yahal and Mr. Zamir for an additional term as external directors, each of the audit committee and the Board (in each case, without the participation of Ms. Yahal or Mr. Zamir, as applicable) deliberated and ultimately confirmed that, in light of her or his expertise and special contribution to the work of the Board and its committees, the reelection of Ms. Yahal and Mr. Zamir for an additional, third term of three years is beneficial to Formula.

Due to the requirements under the Companies Law, if they are reelected at the Meeting, each external director nominee will be required to serve on our audit committee and compensation committee, and at least one external director will be required to serve on each other committee of our Board that is authorized to exercise the powers of the Board. Therefore, if they are re-elected, Ms. Iris Yahal will continue to serve as the Chairwoman of our audit committee and as a member of our compensation committee, and Mr. Eli Zamir will continue to serve as a member of each of our audit committee and our compensation committee.

The Board (without the participation of Ms. Yahal or Mr. Zamir, as applicable) has determined that each of Ms. Yahal and Mr. Zamir satisfies the external director non-affiliation requirements under the Companies Law (as described above), and that Ms. Yahal possesses requisite financial and accounting expertise, and Mr. Zamir possesses professional qualifications, as required under the Companies Law. The Board has also determined that each of Ms. Yahal and Mr. Zamir satisfies the independent director requirements under the NASDAQ Listing Rules and under the SEC’s rules governing audit committee and compensation committee membership.

We have provided biographical information for each of Ms. Iris Yahal and Mr. Eli Zamir below:

Iris Yahal has served as one of our external directors and as the chairperson of our audit committee since April 2013, and as a member of our compensation committee since July 2013. Ms. Yahal has also served as an external director and chairperson of the audit committee of Formula Vision Technologies, Ltd. (TASE: FTV) since 2017. Ms. Yahal is an independent strategic transaction advisor for various software, renewable energy, infrastructure and biotech companies since 2007. From 1995 through 2007, Ms. Yahal served as Chief Financial Officer of BluePhoenix Solutions Ltd., a public company listed on the NASDAQ Global Market and the TASE. In addition, from 1999 through 2007 Ms. Yahal served as a director of BluePhoenix Solutions and each of its international subsidiaries. From 1991 until 1996, Ms. Yahal served as a controller at Argotech Ltd. which, at that time, was a wholly owned subsidiary of our company, operating as a start-up incubator. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a B.A. degree in accounting and statistics and an M.B.A degree in business administration, both from Tel- Aviv University, and is a certified public accountant in Israel.

Eli Zamir has served as one of our external directors and as a member of our audit committee since April 2013, and as a member of our compensation committee since July 2013. Mr. Zamir currently serves as an independent financial advisor. From 2007 to December 2014 Mr. Zamir served as the CEO of Invest Pro Ltd., a private investment firm. From 1995 to 2002, Mr. Zamir served as a portfolio manager and from 2002 to 2007 Mr. Zamir served as the CEO of an underwriter. Until 2014, Mr. Zamir served as a director of Synopsis Ltd., a public company listed on the TASE. Mr. Zamir holds a B.A. degree in accounting and finance from Tel-Aviv University and an M.B.A. degree from Ben Gurion University.

Compensation Terms for External Director Nominees

Each of our non-employee directors (including Mr. Zamir, but excluding Ms. Yahal, due to her service as our audit committee accounting and financial expert) receives compensation from us comprised of (i) annual cash remuneration and (ii) a participation fee for every meeting of the board of directors or its committees in which the director participates. The amount of such compensation (both annual and per-meeting) is equal to the average between the “fixed amount” and the “maximum amount” of compensation payable to a director of a company of our financial size and character under the Companies Law regulations (Rules for the Payment of Remuneration and Expenses of External Directors, 2002). The participation fee for a telephonic meeting (or a meeting held by other similar means) is equal to 60% of the above-described per-meeting compensation, and the fee for action taken via written resolutions in lieu of a meeting is equal to 50% of the above-described per-meeting compensation. If re-elected at the meeting, Mr. Zamir will continue to receive the foregoing compensation.

If re-elected at the Meeting, Ms. Yahal will continue to receive compensation comprised of (i) annual cash remuneration and (ii) a participation fee for every meeting of the board of directors or its committees in which she participates. The amount of such compensation (both annual and per-meeting) is equal to the average between the “fixed amount” and the “maximum amount” of compensation payable to an “expert” director who possesses accounting and financial expertise of a company of our financial size and character under the Companies Law regulations (Rules for the Payment of Remuneration and Expenses of External Directors, 2002). The participation fee for a telephone meeting (or a meeting held by other similar means) is equal to 60% of the above-described per-meeting compensation, and payment for action taken via written resolutions in lieu of a meeting is equal to 50% of the above-described per-meeting compensation.

Proposed Resolutions

It is therefore proposed that, at the Meeting, the following resolutions be adopted pursuant to Proposals 2 and 3, respectively:

Proposal 2:

“RESOLVED, that the re-election of Ms. Iris Yahal, as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law, to serve for a term of three years, be, and hereby is, approved in all respects.”

Proposal 3:

“RESOLVED, that the re-election of Mr. Eli Zamir as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law, to serve for a term of three years, be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares (including ordinary shares represented by ADSs) represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect each of Ms. Yahal and Mr. Zamir as an external director, pursuant to Proposals 2 and 3, respectively.  Abstentions and broker non-votes are not counted as voting with respect to these proposals, and therefore have no impact on the outcome of the vote on these proposals.

In addition, the Companies Law requires that either of two additional voting requirements be met as part of the approval by an ordinary majority of shares present and voting on Proposals 2 and 3. Please see the discussion under “Vote Required for Approval of Each Proposal” above for a description of those voting requirements, as well as for instructions as to how to vote in respect of Proposals 2 and 3. In particular, please keep in mind that in order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of Proposals 2 and 3 (and to therefore be counted towards or against the special majority required for approval of those proposals), please check the box “FOR” Items 2A and 3A on the accompanying proxy card or voting instruction form when you record your vote on Proposals 2 and 3, respectively. If you believe that you are a controlling shareholder or have such a conflict of interest and you wish to participate in the vote on Proposal 2 or 3, you should check the box “AGAINST” on Item 2A or Item 3A, as applicable, on the enclosed proxy card or voting instruction form.

Board Recommendation

The Board (other than the subject nominees) unanimously recommends that you vote “FOR” the re-election of each of the two external director nominees.

ADDITIONAL INFORMATION

Our annual report on Form 20-F for the year ended December 31, 2017, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2017, which we filed with the SEC on May 15, 2018, is available through the EDGAR website of the SEC at www.sec.gov. Our consolidated financial statements as of, and for the nine month period ended, September 30, 2018, which we furnished to the SEC as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K on November 20, 2018, are similarly available through the EDGAR website of the SEC at www.sec.gov. Shareholders will be able to receive a hard copy of either such report containing our consolidated financial statements free of charge upon request by contacting Asaf Berenstein, our Chief Financial Officer, at +972-3-538-9487 or ir@formula.co.il. None of the auditor’s report, consolidated financial statements, Form 20-F, Form 6-K or the contents of our website form or will form a part of the proxy solicitation material.

By Order of the Board of Directors,

Guy Bernstein

Chief Executive Officer

Dated: November 30, 2018

FORMULA SYSTEMS (1985) LTD.

PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 4, 2019

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Guy Bernstein and Asaf Berenstin and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Formula Systems (1985) Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on December 4, 2018, at a Special General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, 5 HaPlada Street, Or Yehuda 6021805, Israel, on Friday, January 4, 2019 at 2:00 p.m. (local time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Special General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges the availability to him, her or it of the Notice and Proxy Statement relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTIONS ARE INDICATED WITH RESPECT TO PROPOSAL 1, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED BY THE ABOVE-DESIGNATED PROXIES “FOR” THAT PROPOSAL, AS RECOMMENDED BY THE COMPANY’S BOARD OF DIRECTORS. THIS PROXY WILL FURTHERMORE BE VOTED AS THE ABOVE-DESIGNATED PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING. HOWEVER, IF NO DIRECTION IS MADE, THIS PROXY WILL NOT BE VOTED ON PROPOSALS 2 OR 3 (UNLESS THE UNDERSIGNED CONFIRMS IN ITEMS 2A AND/OR 3A WHETHER HE/SHE/IT HAS A CONFLICT OF INTEREST CONCERNING PROPOSALS 2 AND 3, RESPECTIVELY).

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

FORMULA SYSTEMS (1985) LTD.

JANUARY 4, 2019

Please date, sign and mail

your proxy card in the
envelope provided as soon
as possible.

ÜPlease detach along perforated line before mailing.Ü

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH
OF THE PROPOSALS BELOW. PLEASE SEE THE INSTRUCTIONS IN THE LEFT COLUMN BELOW REGARDING ITEMS 2A AND 3A RELATING TO PROPOSALS 2 AND 3, RESPECTIVELY.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x

Important Instructions for Items 2A and 3A relating to Proposals 2 and 3, respectively:

PLEASE BE CERTAIN TO FILL IN THE BOXES “FOR” ITEMS 2A AND 3A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS 2 AND 3, RESPECTIVELY.

If you believe that you are a controlling shareholder or have such a conflict of interest and you wish to participate in the vote on Proposal 2 or 3 (as applicable), you should check the box “AGAINST” Item 2A or Item 3A (as appropriate).

	PROPOSAL	FOR	AGAINST	ABSTAIN
1.

To elect Mr. Ohad Melnik to our Company’s Board of Directors (the “Board”), to hold office until our next annual general meeting of shareholders and until his successor is duly elected, in replacement of Ms. Dafna Cohen.

		o	o	o
2.	To re-elect Ms. Iris Yahal to the Board as an external director, for a term of three years from the date of the Meeting.	x	o	o
2A

By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement), in the approval of Proposal 2. If the undersigned or a related party is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”. [THIS ITEM MUST BE COMPLETED]

		x	o
3.	To re-elect Mr. Eli Zamir to the Board as an external director, for a term of three years from the date of the Meeting	x	o	o
3A

By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement) in the approval of Proposal 3. If the undersigned or a related party is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”. [THIS ITEM MUST BE COMPLETED]

		o	o

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.